UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genco Shipping and Trading Limited
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2685T115
(CUSIP Number)
David B. Charnin Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830 (203) 618-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. Strategic Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,633,679(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,633,679(1)
1)1.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,633,679(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		17.3% (2)
14.	TYPE OF REPORTING PERSON		OO

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii)  3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Special Situations Offshore Fund III-A, L.P. and  4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 72,898,234 shares of Common Stock outstanding as of October 19, 2015, as reported in the Issuer’s Form 10-K/A for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on October 19, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. SVP Special Situations III LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,537,648
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,537,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,537,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.9% (1)
14.	TYPE OF REPORTING PERSON		OO

(1) Based on 72,898,234 shares of Common Stock outstanding as of October 19, 2015, as reported in the Issuer’s Form 10-K/A for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on October 19, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. SVP Special Situations III-A LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,005,475
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,005,475
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,005,475
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		1.4% (1)
14.	TYPE OF REPORTING PERSON		OO

(1) Based on 72,898,234 shares of Common Stock outstanding as of October 19, 2015, as reported in the Issuer’s Form 10-K/A for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on October 19, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. SVP Special Situations II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,094,961
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,094,961
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,094,961
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.6% (1)
14.	TYPE OF REPORTING PERSON		OO

(1) Based on 72,898,234 shares of Common Stock outstanding as of October 19, 2015, as reported in the Issuer’s Form 10-K/A for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on October 19, 2015.

CUSIP No. Y2685T115

1.	NAME OF REPORTING PERSON. Victor Khosla I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	12,633,679 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	12,633,679 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,633,679 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		17.3% (2)
14.	TYPE OF REPORTING PERSON		IN

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii)  3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Special Situations Offshore Fund III-A, L.P. and  4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which also may be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of  Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC.

(2) Based on 72,898,234 shares of Common Stock outstanding as of October 19, 2015, as reported in the Issuer’s Form 10-K/A for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on October 19, 2015.

CUSIP No. Y2685T115

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015  (the “Schedule13D”).  Terms defined in the Schedule 13D are used herein as so defined.

ITEM 2. Identity and Background.

Solely for the purpose of clarification, Item 2 (a) is hereby amended by adding the following thereto:

In addition to acting as the  investment manager of  Strategic Value Master Fund, Ltd., SVP is the managing member of SVP III, SVP III-A and SVP II.  Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of SVP.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

The source of funds for the shares of Common Stock purchased by the Funds on November 9 and 10, 2015, as described in Item 5(c) below, was the Funds’ working capital and funds available for investment.

ITEM 5. Interest in Securities of the Issuer.

Items 5 (a) — (c) are hereby amended to read in their entirety as follows:

(a) — (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1 to Schedule 13D.

(c) On November 9, 2015 the Funds purchased an aggregate 1,100,000 shares of Common Stock in a market transaction at a purchase price of $1.80 per share.  On November 10, 2015 the Funds purchased an aggregate 1,427,255 shares of Common Stock in a market transaction at a purchase price of $1.65 per share.

CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2015

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
/s/ Victor Khosla
Victor Khosla